                                                               EXHIBIT (A)(5)(B)

                         [ LOGO ]Idine Rewards Network

                        P R E S S          R E L E A S E
                        --------------------------------

FOR IMMEDIATE RELEASE                                 CONTACTS:
                                                      Stephen E. Lerch
                                                      Executive Vice President,
                                                      Chief Financial Officer
                                                      iDine Rewards Network Inc.
                                                      (305) 892-3306

                                                      Marlene Wechselblatt
                                                      Golin/Harris International
                                                      (212) 697-9191

                           IDINE REWARDS NETWORK INC.
                             COMPLETES TENDER OFFER
                    FOR SERIES A CONVERTIBLE PREFERRED STOCK

(Miami, FL, July 16, 2002) - iDine Rewards Network Inc. (AMEX: IRN) announced today the results of its cash tender offer to acquire 2,474,576 shares, or approximately 61.1%, of its outstanding Series A Convertible Preferred Stock. As scheduled, the offer expired at 12:00 midnight, New York City time, on Monday, July 15, 2002.

The depositary for the offer, American Stock Transfer & Trust Company, has advised iDine that a total of 3,121,071 shares of Series A Convertible Preferred Stock were tendered and not withdrawn pursuant to the offer. In addition, the depositary stated that an additional 92,705 shares of Series A Convertible Preferred Stock were tendered pursuant to notices of guaranteed delivery. The guaranteed delivery period expires at 12:00 midnight, New York City time, on Thursday, July 18, 2002.

iDine Rewards Network Inc. will purchase the tendered shares on a pro rata basis. iDine has been informed by the depositary that the preliminary proration factor for the offer is 77.00 percent. The depositary is expected to make payment on or promptly after Friday, July 19, 2002 of $10.62 per share for the shares accepted in the offer and return to stockholders shares not accepted as a result of the proration. Tendering stockholders will also receive a payment in lieu of cash dividends for the period July 1 through July 15, 2002 on the shares of Series A Preferred Stock accepted in the offer.

iDine Rewards Network Inc., based in Miami, Florida, offers its members a variety of dining savings and rewards programs at more than 8,500 restaurants throughout the United States via means of a registered credit card platform. The Company currently has 12.6 million credit cards registered through 10.2 million enrolled accounts. Dining incentives are offered through the Company's dining programs, either branded under the name iDine or provided through co-branded and private label partnerships, such as airline frequent flyer programs, club memberships, or other affinity organizations. iDine Reward Network's common stock trades on the American Stock Exchange (AMEX) and its Series A Preferred Stock trades on the Philadelphia Stock Exchange (PHLX).

                                     # # #

This release does not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of consents with respect to any securities. Any such offer or solicitation is made only by means of the Offer to Purchase under the rules and regulations of the Securities and Exchange Commission.